              FILED BY INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                         SUBJECT COMPANY: CLARINGTON CORPORATION
                                                  COMMISSION FILE NO. 333-129852

THIS FILING CONSISTS OF A NOTICE OF EXTENSION RELATING TO INDUSTRIAL ALLIANCE INSURANCE AND FINANCIAL SERVICES INC. ("INDUSTRIAL ALLIANCE") AND CLARINGTON CORPORATION ("CLARINGTON")

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Industrial Alliance has filed a Registration Statement on Form F-80, an amendment thereto, a prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Industrial Alliance and Clarington are advised to read these documents because they contain important information. Shareholders of the companies may obtain copies of these documents for free at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:
Industrial Alliance Insurance and Financial Services Inc., 1080 Saint-Louis Road, Sillery, Quebec, Canada, G1K 7M3, Attention: Vice President, Investor Relations, Telephone: 418-684-5275.


                                      ****


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR. NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THE SECURITIES THAT ARE THE SUBJECT OF THE OFFER AND IT IS AN OFFENCE TO CLAIM OTHERWISE.

THE OFFER HAS NOT BEEN APPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR UPON THE ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

                                                               December 28, 2005


                           [INDUSTRIAL ALLIANCE LOGO]

                               NOTICE OF EXTENSION
                                       BY
                        INDUSTRIAL ALLIANCE INSURANCE AND
                             FINANCIAL SERVICES INC.
                            OF ITS OFFER TO PURCHASE
                     ALL OF THE OUTSTANDING COMMON SHARES OF
                             CLARINGTON CORPORATION
                ON THE BASIS OF, AT THE ELECTION OF EACH HOLDER,
                           (a) CDN. $15.00 IN CASH; OR
        (b) THAT FRACTION OF ONE INDUSTRIAL ALLIANCE SHARE AS IS EQUAL TO
                 THE EXCHANGE RATIO, (THE "SHARE ALTERNATIVE"),
                       OR A COMBINATION OF THE FOREGOING,
     FOR EACH COMMON SHARE OF CLARINGTON CORPORATION SUBJECT, IN THE CASE OF
                      THE SHARE ALTERNATIVE, TO PRORATION.

Industrial Alliance Insurance and Financial Services Inc. ("Industrial Alliance" or the "Offeror") hereby gives notice that it is amending its Offer to Purchase dated November 18, 2005, as amended by Notice of Variation dated December 5, 2005 (the "Notice of Variation"), to purchase all of the issued and outstanding common shares (the "Clarington Shares") of Clarington Corporation ("Clarington"), other than any Clarington Shares owned directly or indirectly by the Offeror, and including Clarington Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Clarington that are convertible into or exchangeable or exercisable for Clarington Shares, in order to extend the Offer.

--------------------------------------------------------------------------------
THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON JANUARY 10, 2006 (THE "EXPIRY TIME"), UNLESS WITHDRAWN OR EXTENDED.
--------------------------------------------------------------------------------

This Notice of Extension should be read in conjunction with the Offer to Purchase and accompanying Circular dated November 18, 2005, (collectively, the "Original Offer"), as amended by the Notice of Variation.

SHAREHOLDERS WHO HAVE VALIDLY DEPOSITED AND NOT WITHDRAWN THEIR CLARINGTON SHARES NEED TAKE NO FURTHER ACTION TO ACCEPT THE OFFER. Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) previously provided to Shareholders or a properly completed and duly executed facsimile of the Letter of Transmittal, in accordance with the instructions provided therein and deliver it and all other required documents to Computershare Investor Services Inc., as depositary (the "Depositary"), and either deliver the certificates for such Clarington Shares to the Depositary according to the procedure set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction on his or her behalf. Any Shareholder having Clarington Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Clarington Shares. Any Shareholder who desires to deposit Clarington Shares and whose certificates for such Clarington Shares are not immediately available may deposit such Clarington Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance".

Unless the context otherwise requires, capitalized terms not defined herein shall have the meanings set forth in the Original Offer, as amended by the Notice of Variation.


--------------------------------------------------------------------------------
ON NOVEMBER 18, 2005, THE OFFEROR MADE AN OFFER TO ACQUIRE ALL OF THE ISSUED AND OUTSTANDING CLARINGTON SHARES, AS AMENDED BY THE NOTICE OF VARIATION. THIS NOTICE OF EXTENSION MAY HAVE AN IMPACT ON THE DECISIONS OF SHAREHOLDERS IN CONNECTION WITH THE OFFER.
--------------------------------------------------------------------------------

Questions and requests for assistance may be directed to Scotia Capital Inc. and Scotia Capital (USA) Inc. (the "Dealer Managers") and to the Depositary, and additional copies of this document, the Original Offer, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge upon request from those persons at their respective offices shown on the last page of the Letter of Transmittal.

                          ----------------------------

                     THE DEALER MANAGERS FOR THE OFFER ARE:

          IN CANADA                             IN THE UNITED STATES
     SCOTIA CAPITAL INC.                      SCOTIA CAPITAL (USA) INC.

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE TO, NOR WILL DEPOSITS BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, THE OFFEROR MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT MAY DEEM NECESSARY TO EXTEND THE OFFER TO SHAREHOLDERS IN ANY SUCH JURISDICTION.

                   NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     THE OFFER IS MADE BY A CANADIAN ISSUER THAT IS PERMITTED, UNDER A MULTIJURISDICTIONAL DISCLOSURE SYSTEM ADOPTED BY THE UNITED STATES, TO PREPARE THE OFFER AND CIRCULAR IN ACCORDANCE WITH DISCLOSURE REQUIREMENTS OF CANADA. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT SUCH REQUIREMENTS ARE DIFFERENT FROM THOSE OF THE UNITED STATES. THE FINANCIAL STATEMENTS INCLUDED OR INCORPORATED BY REFERENCE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS, AND THUS MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

     PROSPECTIVE INVESTORS SHOULD BE AWARE THAT ACQUIRING INDUSTRIAL ALLIANCE SHARES MAY HAVE TAX CONSEQUENCES BOTH IN THE UNITED STATES AND IN CANADA. SUCH CONSEQUENCES FOR INVESTORS WHO ARE RESIDENT IN, OR CITIZENS OF, THE UNITED STATES ARE NOT DESCRIBED HEREIN.

     THE ENFORCEMENT BY SHAREHOLDERS OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BY THE FACT THAT INDUSTRIAL ALLIANCE IS INCORPORATED UNDER THE LAWS OF QUEBEC, CANADA, THAT SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF CANADA, THAT ONE OF THE DEALER MANAGERS FOR THE OFFER AND ALL OF THE EXPERTS NAMED HEREIN MAY BE RESIDENTS OF CANADA, AND THAT ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF INDUSTRIAL ALLIANCE AND THE ABOVE-MENTIONED PERSONS MAY BE LOCATED OUTSIDE THE UNITED STATES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THIS TRANSACTION OR THE INDUSTRIAL ALLIANCE SHARES OFFERED PURSUANT TO THE ORIGINAL OFFER, AS AMENDED BY THE NOTICE OF VARIATION AND THIS NOTICE OF EXTENSION, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE ORIGINAL OFFER, AS AMENDED BY THE NOTICE OF VARIATION AND THIS NOTICE OF EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SHAREHOLDERS SHOULD BE AWARE THAT, DURING THE PERIOD OF THE OFFER, INDUSTRIAL ALLIANCE OR ITS AFFILIATES, DIRECTLY OR INDIRECTLY, MAY BID FOR OR MAKE PURCHASES OF THE CLARINGTON SHARES TO BE EXCHANGED, OR CERTAIN RELATED SECURITIES, AS PERMITTED BY APPLICABLE LAWS OR REGULATIONS OF CANADA OR ITS PROVINCES OR TERRITORIES. (SEE SECTION 12 OF THE OFFER TO PURCHASE, "MARKET PURCHASES".)

                          NOTICE TO HOLDERS OF OPTIONS

     The Original Offer, as amended by the Notice of Variation and this Notice of Extension, is made only for Clarington Shares and is not made for any options or other rights to acquire Clarington Shares. Any holder of such options or other rights to acquire Clarington Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise the options or other rights in order to obtain certificates representing Clarington Shares that may be deposited in accordance with the terms of the Offer, as amended by the Notice of Variation and this Notice of Extension. If any holder of options to acquire Clarington Shares under the Clarington Option Plan ("Clarington Options") does not exercise their options and deposit their Clarington Shares under the Offer, as amended by the Notice of Variation and this Notice of Extension, prior to the Expiry Time, their Clarington Options will remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to term to expiry, vesting schedule and exercise prices, subject to any amendments to the Clarington Option Plan that may be adopted following successful completion of the Offer, as amended by the Notice of Variation and this Notice of Extension. See Section 7 of the Circular, "Acquisition of Clarington Shares Not Deposited".

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

     The Original Offer, as amended by the Notice of Variation and this Notice of Extension, and some of the information incorporated by reference into the Original Offer, as amended by the Notice of Variation and this Notice of Extension, contain forward-looking statements, including, but not limited to, certain statements contained under "Purpose of the Offer and Industrial Alliance's Plans for Clarington" and in Schedule 1 to the Circular, "Pro Forma Consolidated Financial Statements of Industrial Alliance". Often, but not always, forward looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Industrial Alliance to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

     Examples of such statements include, but are not limited to: (A) factors relating to the Offer, as amended by the Notice of Variation and this Notice of Extension, and the results expected to be achieved from the successful completion of the Offer, as amended by the Notice of Variation and this Notice of Extension, and the combination of mutual fund operations of Industrial Alliance and Clarington, including operating and other synergies and cost savings expected to be realized, and the timing thereof; the increased market capitalization, the improved cash flow and earnings of Industrial Alliance; statements regarding plans, objectives and expectations with respect to existing and future operations; statements regarding business and financial prospects; statements regarding anticipated financial or operating performance and cash flows; statements regarding possible divestitures; statements regarding strategies, objectives, goals and targets; and (B) factors relating to financial services, mutual funds and wealth management and the business, financial position, operations and prospects of Industrial Alliance, including (1) Industrial Alliance's strategies and plans; (2) Industrial Alliance's costs and expenses and assumptions relating thereto; (3) Industrial Alliance's debt-equity ratio and tangible net worth; (4) planned capital expenditures and tax payments;
(5) the impact of changes in Canadian dollar-U.S. dollar and other exchange rates on Industrial Alliance's costs and the results of its operations; (6) Industrial Alliance's sales of financial and insurance products; (7) Industrial Alliance's productivity; (8) Industrial Alliance's sales organization and personnel requirements; and (9) business and economic conditions. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in the Original Offer, as amended by the Notice of Variation and this Notice of Extension.

     Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the combination of the mutual fund operations of Industrial Alliance and Clarington or otherwise about: the ability of Industrial Alliance to successfully compete against financial services companies by creating through such a combination, mutual funds operations of an enterprise of increased scale; pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of the mutual fund operations of Industrial Alliance and Clarington (as described in further detail in Section 5 of the Circular, "Purpose of the Offer and Industrial Alliance's Plans for Clarington - Strategic Rationale for the Offer and Anticipated Benefits to be Realized"); the approvals or clearances required to be obtained by Industrial Alliance and Clarington from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of Clarington's mutual fund operations with those of Industrial Alliance; the timely completion of the steps required to be taken for the eventual combination of the mutual fund operations of Clarington with those of the Offeror; business and economic conditions generally; exchange rates and other anticipated and unanticipated costs and expenses; the continued availability of financing on appropriate terms; market competition; the accuracy of anticipated tax benefits/charges; and Industrial Alliance's ongoing relations with its employees.

     While Industrial Alliance anticipates that subsequent events and developments may cause Industrial Alliance's views to change, Industrial Alliance specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Industrial Alliance's views as of any date subsequent to the date of the Original Offer, as amended by the Notice of Variation and this Notice of Extension. Although Industrial Alliance has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect the combination of mutual fund operations of Industrial Alliance and Clarington. Additional factors are noted elsewhere in the Original Offer, as amended by the Notice of Variation and this Notice of Extension, and in the documents incorporated by reference into the Original Offer, as amended by the Notice of Variation and this Notice of Extension. See, for example,
Section 6 of the Circular "Risk Factors Related to the Offer".

                               NOTICE OF EXTENSION

TO:  THE HOLDERS OF CLARINGTON SHARES

This Notice of Extension amends and supplements the Offer to Purchase and Circular dated November 18, 2005 (the "Original Offer") of the Offeror, as amended by Notice of Variation dated December 5, 2005 (the "Notice of Variation"), pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, all of the issued and outstanding Clarington Shares, other than any Clarington Shares owned directly or indirectly by the Offeror, and including Clarington Shares that may become issued and outstanding after the date of the Offer upon the conversion, exchange or exercise of any securities of Clarington that are convertible into or exchangeable or exercisable for Clarington Shares. Unless the context otherwise requires, capitalized terms not defined herein shall have the meanings set forth in the Original Offer, as amended by the Notice of Variation. Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Original Offer, as amended by the Notice of Variation, continue to be applicable in all respects. This Notice of Extension should be carefully read in conjunction with the Original Offer, as amended by the Notice of Variation, and the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in the Original Offer, as amended by the Notice of Variation and this Notice of Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer, as hereby amended.

1.   EXTENSION OF OFFER

The Offeror has extended the expiry time of the Offer from 5:00 p.m. (Toronto time) on December 28, 2005 to 5:00 p.m. (Toronto time) on January 10, 2006, or such later time and date or times and dates as the Offeror may fix from time to time pursuant to Section 7 of the Offer to Purchase, under the heading entitled "Extension and Variation of the Offer", unless further extended or withdrawn.

2.   RECENT DEVELOPMENTS

From December 2, 2005, the last day that the Clarington Shares traded on the Toronto Stock Exchange (the "TSX") prior to December 5, 2005, being the date of the Notice of Variation, to December 23, 2005, the last day that the Clarington Shares traded on the TSX prior to the date hereof, the Offeror acquired
524,434 Clarington Shares, such that it held 1,162,134 Clarington Shares, representing approximately 7.85% of the issued and outstanding Clarington Shares, on a fully diluted basis.

On December 6, 2005, the board of directors of Clarington issued its directors' circular in connection with the Offer, as amended by the Notice of Variation (the "Amended Offer"), and recommended that Shareholders accept the Amended Offer and deposit their Clarington Shares to the Amended Offer.

As of the date hereof, all applicable regulatory approvals have been obtained in connection with the completion of the Offer.

As of the date hereof, there are 14,795,240 issued and outstanding Clarington Shares after taking into account the issuance of 1,552,550 Clarington Shares issued upon the exercise of Clarington Options.

On December 28, 2005, the Offeror took-up 12,927,879 Clarington Shares, representing approximately 87.4% of the issued and outstanding
Clarington Shares, on a fully diluted basis. Following such take-up, the Offeror held, as of the date hereof, 14,090,013 Clarington Shares, representing approximately 95.2% of the issued and outstanding Clarington Shares, on a fully diluted basis.

3.   CONDITIONS TO THE OFFER

The conditions to the Offer have not changed. See Section 5 of the Offer to Purchase, "Conditions of the Offer".

4.   WITHDRAWAL OF DEPOSITED SECURITIES

Clarington Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Clarington Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 4 of the Offer to Purchase, "Withdrawal Rights".

5.   TAKE-UP OF DEPOSITED SECURITIES

Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, "Conditions of the Offer"), the Offeror will take up the Clarington Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, "Withdrawal Rights", not later than 10 calendar days of the deposit thereunder and will pay for the Clarington Shares taken up as soon as possible, but in any event not later than three (3) business days after taking up the Clarington Shares. See Section 6 of the Offer to Purchase, "Take Up and Payment for Deposited Shares".

6.   VARIATIONS TO THE ORIGINAL OFFER

The Original Offer, as amended by the Notice of Variation, shall be read as amended in order to give effect to the specified amendments set forth in this Notice of Extension.

7.   DIRECTORS' APPROVAL

The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Industrial Alliance.

8.   OFFEREE'S STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

                                   CERTIFICATE

     The foregoing, together with the Offer and Circular and the Notice of Variation, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Quebec, the foregoing, together with the Offer and Circular and the Notice of Variation, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed and the securities subject to the bid.

Dated: December 28, 2005.

      By: (Signed) Yvon Charest                 By: (Signed) Denis Ricard
President and Chief Executive Officer    Senior Vice-President and Chief Actuary
                                              Acting Chief Financial Officer

      By: (Signed) Lise Lachapelle              By: (Signed) Michel Gervais
                Director                                  Director

                        THE DEPOSITARY FOR THE OFFER IS:
                      COMPUTERSHARE INVESTOR SERVICES INC.

BY MAIL                                BY REGISTERED MAIL, BY HAND OR BY COURIER

P.O. Box 7021                          100 University Avenue
31 Adelaide Street East                9th Floor
Toronto, Ontario, Canada               Toronto, Ontario, Canada
M5C 3H2                                M5J 2Y1
Attention:  Corporate Actions          Attention:  Corporate Actions

                                    MONTREAL
                          650 de Maisonneuve Blvd. West
                                    Suite 700
                            Montreal, Quebec, Canada
                                     H3A 3S8

                    Toll Free: 1-866-982-4599 (North America)
                   E-Mail: CORPORATEACTIONS@COMPUTERSHARE.COM

       THE U.S. FORWARDING AGENT, COMPUTERSHARE TRUST COMPANY OF NEW YORK
                                Wall Street Plaza
                           88 Pine Street, 19th Floor
                          New York, New York, USA 10005


                       THE DEALER MANAGERS FOR OFFER ARE:

             IN CANADA                          IN THE UNITED STATES

         SCOTIA CAPITAL INC.                  SCOTIA CAPITAL (USA) INC.

      Scotia Plaza, 66th Floor                    One Liberty Plaza
         40 King Street West                   165 Broadway, 26th Floor
        Box 4085, Station "A"                     New York, New York
      Toronto, Ontario M5X 2X6                          10006
               Canada                                   U.S.A.

      Telephone: (416) 945-4463                  Telephone: (212) 225-6604


     ANY QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED BY HOLDERS OF CLARINGTON SHARES TO THE DEPOSITARY, THE U.S. FORWARDING AGENT OR THE DEALER MANAGERS AT THEIR RESPECTIVE TELEPHONE NUMBERS AND LOCATIONS SET OUT ABOVE. SHAREHOLDERS MAY ALSO CONTACT THEIR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.